UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2021

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)

16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On September 1, 2021, Taboola.com Ltd (“Taboola”) completed its previously announced acquisition of Shop Holding Corporation (“Connexity”) pursuant to the Stock Purchase Agreement (the “Purchase Agreement”) by and among Taboola, Inc., a wholly-owned subsidiary of Taboola (“Buyer”),  Shop Management, LLC (“Seller”) and, for certain specified sections of the Purchase Agreement, Taboola (the “Transaction”).

At closing of the Transaction, Taboola (i) issued to Seller 17,328,049 ordinary shares of Taboola, and (ii) paid to Seller approximately $476.45 million in cash.  An additional 3,681,030 ordinary shares of Taboola were held back by Taboola pursuant to certain holdback arrangements entered into with current employees of Connexity, and are to be delivered to such employees in installments over three years following the closing of the Transaction, subject to continued employment by such persons with Taboola. Separately, it is expected that certain employees of Connexity will be granted incentive equity awards following the closing of the Transaction that will settle in ordinary shares of Taboola with a value of approximately $40 million and will vest based on continued employment by such persons with Taboola. The total purchase price was approximately $800 million including retention incentives, subject to customary purchase price adjustments for working capital.  The purchase price is inclusive of amounts used to repay approximately $68 million of existing estimated indebtedness of Connexity.  In addition, $10 million was deposited into an escrow account at closing for purposes of satisfying post-closing purchase price adjustments.

At closing of the Transaction, Taboola entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Seller under which Seller is entitled, in certain circumstances, to cause Taboola to register its ordinary shares for resale under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed herewith as Exhibit 99.1 and 99.2, respectively, and incorporated herein by reference.

On September 1, 2021, Taboola also entered into a $300 million senior secured term loan credit agreement (the “Credit Agreement”), among Taboola, Buyer, as borrower, the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent.  The Credit Agreement provides for borrowings in an aggregate principal amount of up to $300 million (the “Facility”, and the loans thereunder, the “Loans”). The proceeds of the Facility, which was fully drawn at closing, were used by Taboola to finance, in part, the Transaction.

Borrowings under the Facility are subject to customary conditions to borrowing and will bear interest at a variable annual rate based on LIBOR or Base Rate plus a fixed margin. The Facility will mature on the seventh anniversary of the closing date and amortizes at a rate of 1.00% per annum payable in equal quarterly instalments, with the remaining principal amount due at maturity.

Subject to the following sentence, the Facility is voluntarily prepayable from time to time without premium or penalty. Buyer, as borrower, shall pay a prepayment premium in connection with any repricing transaction consummated on or before the first anniversary of the closing date. The Facility is mandatorily prepayable with a portion of the net cash proceeds of certain dispositions of assets, a portion of Taboola’s excess cash flow and the proceeds of incurrences of indebtedness not permitted under the Credit Agreement.

The Credit Agreement also contains customary representations, covenants and events of default. Failure to meet the covenants beyond applicable grace periods could result in acceleration of the Loans and/or termination of the Facility.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement filed herewith as Exhibit 99.3, and incorporated herein by reference.

A copy of Taboola’s press release dated September 1, 2021 announcing the closing of the Transaction is furnished as Exhibit 99.4 hereto.

This report on Form 6-K, except for Exhibit 99.4, is being filed and shall be incorporated by reference in any registration statement filed by Taboola under the Securities Act, that permits incorporation by reference.  The information in the attached Exhibit 99.4 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by Taboola under the Securities Act, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

TABLE OF CONTENTS
Exhibit No.
99.1	Stock Purchase Agreement, dated as of July 22, 2021, by and among Taboola, Inc., Shop Management, LLC and, for certain specified sections of the Purchase Agreement, Taboola.com Ltd (incorporated by reference to Exhibit 2.3 to Taboola.com Ltd.’s Form F-1/A filed with the SEC on August 31, 2021).*

99.2	Registration Rights Agreement dated as of September 1, 2021.
99.3	Credit Agreement, dated as of September 1, 2021, by and among Taboola.com Ltd., Taboola, Inc., as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.*
99.4	Press Release dated September 1, 2021 titled “Taboola Completes Acquisition of Connexity, Creating a Powerful e-Commerce Solution for Publishers, Advertisers and Merchants Outside of Walled Gardens”.
*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Copies of any omitted schedules or exhibits will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

By:	/s/ Adam Singolda
	Name:	Adam Singolda
	Title:	CEO and Founder

By:	/s/ Eldad Maniv
	Name:	Eldad Maniv
	Title:	President & COO

By:	/s/ Zvi Limon
	Name:	Zvi Limon
	Title:	Chairman of the Board of Directors

Date: September 1, 2021